                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               NTS-Properties III
                       (Name of Subject Company (issuer))

                     NTS-Properties III (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                      NTS-Properties Associates and Manager
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee:

Previously Paid

[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously  paid.
      Identify the previous filing by registration  statement number, or the form or Schedule and the date of its filing.
      Amount Previously Paid:  _________________________    Not Applicable
      Form or Registration No.: ________________________    Not Applicable
      Filing Party:     ________________________________    Not Applicable
      Date Filed:       ________________________________    Not Applicable
[ ]   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X]      third-party tender offer subject to rule 14d-1.
      [X]      issuer tender offer subject to rule 13e-4.
      [ ]      going private transaction subject to Rule 13e-3.
      [ ]      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 dated July 23, 2001  supplements and amends the Tender
Offer  Statement  on  Schedule  TO (the  "Original  Statement")  filed  with the
Securities  and Exchange  Commission on June 25, 2001 by  NTS-Properties  III, a
Georgia limited partnership (the  "Partnership"),  ORIG, LLC, a Kentucky limited
liability   company  and  affiliate  of  the  Partnership   (collectively,   the
"Offerors"),  J. D.  Nichols and Brian F. Lavin in  connection  with an offer to purchase  up to  200  limited  partnership  interests  in the  Partnership  (the
"Offer"). Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment constitutes the first amendment to the Original Statement by including a copy of the Notice sent by the Partnership to Limited Partners dated
July 23, 2001 (the "Notice") notifying them that the purchase price per Interest is being  increased  from  $250 to $285 in  response  to an  offer  to  purchase
Interests by Equity Resource Lexington Fund Limited Partnership, a Massachusetts
limited  partnership,  Eggert  Dagbjartsson,  its  general  partner,  and Equity
Resources Group,  Inc., a Massachusetts  corporation (the "Third-Party  Offer").
The persons making the Third Party Offer are  unaffiliated  with the Offerors or
NTS Properties Associates, the general partner of the Partnership. The Notice is attached  hereto as Exhibit  (a)(1)(vi).  This  Amendment  No. 1 also includes a
Revised  Letter of  Transmittal  for the Offer and a Notice of  Withdrawal  with regard to the Third-Party Offer.

Item 12.  Material to be filed as Exhibits.

Item 12 of the  Schedule  TO is hereby  amended and  supplemented  by adding the following:

    (a)(1)(vi)    Notice sent by the Partnership to Limited Partners dated
                  July 23, 2001.
    (a)(1)(vii)   Revised Letter of Transmittal.
    (a)(1)(viii)  Notice of Withdrawal for Third-Party Offer.

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                                   SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    July 23, 2001                               NTS-PROPERTIES III, a Georgia limited partnership

                                                     By:      NTS-PROPERTIES ASSOCIATES
                                                                       General Partner

                                                     By:      /s/ J.D. Nichols
                                                              ---------------------------------------------------------------
                                                              J.D. Nichols, Managing General Partner

                                                     ORIG, LLC, a Kentucky limited liability
                                                     company.

                                                     By:      /s/ J. D. Nichols
                                                              ---------------------------------------------------------------
                                                              J.D. Nichols, Manager

                                                     /s/ J. D. Nichols
                                                     ---------------------------------------------------------------------------
                                                     J. D. Nichols, individually

                                                     /s/ Brian F. Lavin
                                                     ------------------------------------------------------------------------
                                                     Brian F. Lavin, individually

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                                    EXHIBITS

Exhibit
Number               Description
------               -----------
(a)(i)(vi)           Notice sent by the Partnership to Limited Partners dated
                     July 23, 2001.
(a)(i)(vii)          Revised Letter of Transmittal.
(a)(1)(viii)         Notice of Withdrawal for Third-Party Offer.

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